Exhibit 99.25

- Non-binding English Translation -

(Only the German version is legally binding)

Maruho Deutschland GmbH

Düsseldorf

Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz - “WpÜG”)

On 15 April 2019, Maruho Deutschland GmbH, with registered office in Düsseldorf and business address in Leverkusen, Germany (“Bidder”), published the offer document (“Offer Document”) for its voluntary public acquisition offer, in the form of a partial offer, to the shareholders of Biofrontera AG, Leverkusen, Germany, to acquire up to a total of 4,322,530 of their registered no-par value shares in Biofrontera AG (ISIN DE0006046113 / WKN 604611) (“Biofrontera-Shares”) against a cash consideration of EUR 6.60 per Biofrontera-Share (“Acquisition Offer”).

On 27 May 2019, the Bidder amended and updated the Acquisition Offer and the Offer Document and increased the offered cash consideration to EUR 7.20 per Biofrontera-Share (“Amended Acquisition Offer”). For further details, please consult the Offer Document and the document containing the amendment of the Acquisition Offer as well as the update of the Offer Document (“Offer Amendment”), which was published on 27 May 2019. All documents and publications pertaining to the Amended Acquisition Offer of the Bidder are available on the internet at http://www.pharma-offer.de.

Due to the competing public partial acquisition offer of Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft published on 21 June 2019, the acceptance period for the Bidder’s Amended Acquisition Offer will now end on 19 July 2019, 24:00 hours (local time Frankfurt am Main), unless further extended pursuant to the provisions of the WpÜG.

1.

As of 1 July 2019, 9:00 hours (CET) (“Reference Date”), the Amended Acquisition Offer has been accepted for a total of 987,816 Biofrontera-Shares. This corresponds to approximately 2.21 % of the registered share capital and the voting rights of Biofrontera AG as of the Reference Date.

2.

As of the Reference Date, the Bidder directly held a total of 9,062,809 Biofrontera-Shares, representing approximately 20.31 % of the registered share capital and the voting rights of Biofrontera AG as of the Reference Date. Pursuant to Section 30 para. 1 sentence 1 no. 1 WpÜG, the voting rights attached to these Biofrontera-Shares directly held by the Bidder are attributable to Maruho Co., Ltd., Osaka, Japan.

3.

Beyond this, as of the Reference Date, neither the Bidder nor persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG nor their subsidiaries directly or indirectly held Biofrontera-Shares or voting rights in relation to Biofrontera AG to be disclosed pursuant to Sections 38, 39 of the German Securities Trading Act (Wertpapierhandelsgesetz - WpHG), and no further voting rights attached to Biofrontera-Shares were attributable to them pursuant to Section 30 WpÜG.

The total number of Biofrontera-Shares, which have been tendered into the Amended Acquisition Offer until the Reference Date, plus the Biofrontera-Shares, which were held by the Bidder as of the Reference Date, therefore amounts to 10,050,625 Biofrontera-Shares representing approximately 22.52 % of the registered share capital and the voting rights of Biofrontera AG as of the Reference Date.

Leverkusen, 1 July 2019

Maruho Deutschland GmbH

Important Notices:

This announcement is neither an offer to purchase nor a request to submit an offer to sell shares in Biofrontera AG. The detailed terms of the Amended Acquisition Offer as well as further information regarding the Amended Acquisition Offer, are set out in the Offer Document which has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin) and in the Offer Amendment. The Acquisition Offer and the Offer Document must be read and interpreted in conjunction with the Offer Amendment.

Investors and holders of Biofrontera-Shares or American Depositary Shares (“ADS”) in Biofrontera AG (“Biofrontera-ADS”) are strongly advised to read the Offer Document and the Offer Amendment, as well as all other documents relating to the Amended Acquisition Offer, as they contain important information. The Amended Acquisition Offer is only for Biofrontera-Shares and holders of Biofrontera-ADS cannot directly tender their Biofrontera-ADS for sale in connection with the Amended Acquisition Offer. Holders of Biofrontera-ADS who wish to accept the Amended Acquisition Offer with regard to the Biofrontera-Shares underlying their Biofrontera-ADS are entitled to do so but must first timely convert their Biofrontera-ADS to Biofrontera-Shares, which can then be tendered for sale within the framework of, in accordance with, and subject to, the terms of the Amended Acquisition Offer set out in the Offer Document and the Offer Amendment.

Investors and holders of Biofrontera-Shares or Biofrontera-ADS may also view a non-binding English translation of the documents, notices and announcements pertaining to the Amended Acquisition Offer on the website of the U.S. Securities and Exchange Commission (“SEC”) (http://www.sec.gov) free of charge as soon as they have been furnished to the SEC under cover of Form CB and have become available on the website. Neither the SEC nor any securities commission of any state in the U.S. has (a) approved or disapproved of the Amended Acquisition Offer, (b) passed upon the merits or fairness of the Amended Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offense in the U.S.

The Amended Acquisition Offer set out in the Offer Document and the Offer Amendment refers to shares of a German company and is made exclusively in accordance with the laws of the Federal Republic of Germany and certain applicable provisions of the securities laws and regulations of the United States of America and the respective applicable exemptions, in particular the so-called “Tier I Exemption”. As a result of the Tier I Exemption, the Amended Acquisition Offer is generally subject to the disclosure and other requirements and procedures of the Federal Republic of Germany that differ from those of the United States. Any contract that is concluded on the basis of the Amended Acquisition Offer will be governed solely by the laws of the Federal Republic of Germany and is to be construed in accordance with these laws.

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With the exception of the permission to publish the Offer Document in Germany and pursuant to German law, no other registrations, approvals or authorizations of the Offer Document, the Offer Amendment or the Amended Acquisition Offer have been or will be applied for or arranged with securities regulators of other legal systems.

The announcement is available on the internet at: http://www.pharma-offer.de on the internet as of: 01.07.2019

Leverkusen, 1 July 2019

Maruho Deutschland GmbH

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